Exhibit 99.1
Stellantis Reports Lower Q3 2024 Net Revenues Amid Transitional Period
of Product Upgrades and Inventory Reduction; Confirms Full-Year Guidance
•Net revenues of €33.0 billion, down 27% compared to Q3 2023, primarily due to lower shipments and unfavorable mix as well as pricing and foreign exchange impacts
•Consolidated shipments(1) of 1,148 thousand units, were down 279 thousand, or 20% year-over-year. Q3 2024 included production gaps in several models as a global product transition begins, planned North American inventory reductions, and headwinds from a challenging European market environment
•Product blitz remains on track to deliver approximately 20 new models in 2024. Temporary gaps in our line-up are due in part to the transformational upgrade of the product portfolio, which expands market coverage, consolidates platforms, and delivers unique multi-energy flexibility
•Total inventory of 1,330 thousand units at September 30, 2024 was down 129 thousand units year-to-date. The U.S. dealer inventory level, a focus priority, was reduced by over 80 thousand units at October 30, 2024 from June 30, 2024, and is on track to reach our previously communicated 100 thousand unit reduction target in November 30, 2024
•Reception for new products is strong, including orders for more than 50 thousand units for the all-new Citroën C3, approximately 75 thousand units for the all-new Peugeot 3008, and over 200 dealers in place for the European Leapmotor launch
•The Company's €3 billion buyback program was completed in October (Including €0.9B in Q3), returning a total of €7.7 billion to shareholders in 2024. Consistent capital policy will support early 2025 dividend calibration and buybacks
•The Company reiterates its 2024 financial guidance, which was updated on September 30, 2024

"While Q3 2024 performance is below our potential, I'm pleased with our progress addressing operational issues, in particular U.S. inventories, which have been reduced meaningfully and are on track for year-end targets, as well as stabilization of U.S. market share. In Europe, stringent quality requirements delayed the start of certain high-volume products, but with progress resolving challenges we will soon benefit from the significantly expanded reach our generational new product wave brings to 2025 and beyond."
Doug Ostermann, CFO

Citroën C5 Aircross Concept

	Q3 2024	Q3 2023	Change	FY 2024 GUIDANCE AOI margin(2): 5.5% - 7% Industrial free cash flows(3): €(5) billion - €(10) billion

Combined shipments (000 units)	1,174	1,478	(21)%
Consolidated shipments (000 units)	1,148	1,427	(20)%
Net revenues (€ billion)	33.0	45.1	(27)%

	YTD 2024	YTD 2023	Change
Combined shipments (000 units)	4,105	4,805	(15)%
Consolidated shipments (000 units)	4,020	4,629	(13)%
Net revenues (€ billion)	118.0	143.5	(18)%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

Refer to page 5 for an explanation of the items referenced on this page

AMSTERDAM, October 31, 2024 - Stellantis reports lower Q3 2024 Net revenues amid transitional period of product upgrades and inventory reduction actions. The Company reiterates its 2024 financial guidance, which was updated on September 30, 2024. Net revenues declined 27% year-over-year, primarily due to lower shipments and unfavorable mix, as well as pricing and foreign exchange impacts. Consolidated shipments(1) for the three months ending September 30, 2024, were 1,148 thousand units, representing a 20% decline year-over-year.
Product Blitz
The Company plans approximately 20 new product launches in 2024. This next-generation product blitz features the initial offerings from the STLA platform family imbued with superior multi-energy flexibility (hybrid, all-electric, and gasoline powertrains). Three products launched in the third quarter:
•Alfa Romeo Junior - The new compact car brings Alfa Romeo sportiness and best-in-class driving dynamics back into the hotly contested B-segment in the European market and is offered with the widest powertrain line-up to meet all customer requirements. Junior already has more than 10,000 orders.
•Citroën C3 - The all-electric ë-C3 leads the fourth-generation line-up of Citroën's most popular B-segment car and has more than 25,000 orders since opening. The ë-C3 is priced at €23,300 for the 320km electric range version and €19,900 for the 200km range option coming soon, making electric mobility more accessible. The iconic, all-new C3 with a new Hybrid version has more than 50,000 orders.
•Citroën Basalt - Already launched in India, the Basalt arrived in South America (Brazil) starting at R$89,990, combining interior space and Coupe style as the most affordable SUV on the market.
The upcoming wave of American product launches kicks off soon with the all-electric Dodge Charger Daytona, the all-electric Jeep® Wagoneer S, the all-new, all-electric Ram 1500 REV; and the Ram 1500 Ramcharger range-extended EV pickup.
In Europe, Leapmotor International, a joint venture led by Stellantis in collaboration with Chinese automaker Leapmotor, distributed the first vehicles supported by over 200 dealers. This includes the C10, a D-segment SUV with a 420 km range (WLTP) and the T03, a 5-door A-segment BEV compact car with a 265 km range and priced below €20,000. The partnership offers European buyers access to advanced, high-value BEV technology, bolstered by Stellantis’ organizational and retail expertise, distinguishing Leapmotor International from its competitors.
Stellantis charged into the Paris Motor Show in October with new and upgraded electrified vehicles in the lineup to give customers a wide range of options for clean, safe and affordable mobility:
•The Peugeot E-408 was unveiled, expanding the brand’s lineup of BEVs to 12 vehicles, the most comprehensive of any European mainstream manufacturer. Launched in the first half, the all-new Peugeot 3008 has approximately 75,000 orders, with a 25% BEV mix.
•The debut of the refreshed Citroën C4 and C4 X vehicles – both available in all-electric – along with the all-new C5 Aircross concept, based on STLA Medium, mark the next step in the makeover of the brand’s vehicle lineup. The brand also celebrates four years of the Ami micromobility vehicle, and showed the next generation Ami, which will go on sale in 2025.
•Alfa Romeo staged the world debut of Junior IBRIDA, the compact car with 136-hp, 48-volt Hybrid Variable Geometry Turbo, which complements the ELETTRICA's 54-kWh battery, available in two power variants, the 156hp and the top-of-the-range, VELOCE, at 240hp with 410km of range. The brand also previewed the Tonale MY2025 with new features and a revamped interior.
•Leapmotor made an impressive entrance at the Paris Motor Show with the global debut of the highly anticipated B10 C-SUV, the first model in its B-series built on the advanced LEAP 3.5 architecture.
Technology Push
Stellantis will offer 40 BEV models in Europe this year, the vast majority built on its innovative, flexible multi-energy platforms. These platforms enable Stellantis to meet evolving customer demands, adapting to local and regional needs. The Peugeot E-3008 and E-5008, based on the STLA Medium platform, offer up to 700km of range in the WLTP combined cycle, making them the best-in-class in their segment. In the U.S., Stellantis announced an investment of over $406 million in three Michigan facilities to support multi-energy technology and manufacturing flexibility, allowing for adaptation to various electrification scenarios.
Stellantis has partnered with the French Alternative Energies and Atomic Energy Commission (CEA) to develop next-generation battery cells. This collaboration aims to create high-performance, longer-lasting cells with a lower carbon footprint, driving future affordability & sustainability in battery electric vehicles. Stellantis also plans to incorporate Factorial’s solid-state batteries into a demonstration fleet of all-new Dodge Charger Daytona vehicles based on the STLA Large platform by 2026, a key step in bringing solid-state battery technology to mass production.
Value Creation
Stellantis Pro One inaugurated its new global commercial vehicles hub at the Mirafiori Automotive Park 2030 in Turin, Italy, enhancing efficiency and decision-making speed. The commercial vehicles business accounts for one-third of Stellantis’ Net revenues. Stellantis Pro One closed the third quarter ranked #1 in the EU30 commercial vehicles market with over 29% market share year-to-date September and a 1% year-over-year volume increase, and maintains segment leadership in BEVs at 32.8%.
On October 31, 2024 at 1:00 p.m. CET / 8:00 a.m. EDT, a live webcast and conference call will be held to present Stellantis' Third Quarter 2024 Shipments and Revenues, with the presentation expected to be posted at approximately 8:00 a.m. CET / 3:00 a.m. EDT. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).
Refer to page 5 for an explanation of the items referenced on this page and market and industry information

SEGMENT PERFORMANCE

NORTH AMERICA
	Q3 2024	Q3 2023	Change
•Shipments down 36%, due to a combination of strong Q3 '23 production, including 50K units of nameplates on hiatus in '24 pending successor launches, as well as production constraints to lower U.S. dealer inventories by 50k units
•Net revenues down 42%, primarily due to lower volumes, and secondarily due to enlarged incentive spend associated with inventory reduction initiatives
				YTD 2024	YTD 2023
Shipments (000s)	299	470	(171)	1,137	1,493
Net revenues (€ million)	12,425	21,523	(9,098)	50,778	67,439

ENLARGED EUROPE
	Q3 2024	Q3 2023	Change
•Shipments down 17%, driven in particular by delayed launches of new B-segment products, including the Citroën C3 (now launched), and C3 Aircross, and others, as well as 5% lower industry volumes in the region
•Net revenues down 12%, due to lower shipment volumes, continued pricing pressures in the market and higher buyback commitments, partially offset by positive nameplate mix from a shift from B to C segment vehicles
				YTD 2024	YTD 2023
Shipments (000s)	496	599	(103)	1,883	2,077
Net revenues (€ million)	12,482	14,124	(1,642)	42,451	48,985

MIDDLE EAST & AFRICA
	Q3 2024	Q3 2023	Change
•Consolidated shipments down 26%, primarily from decreased shipments to Algeria, where a temporary import restriction is in place, and secondarily in Turkey, where delays in the ramping of a new LCV partially contributed to lower share
•Net revenues down 37%, primarily due to lower volumes and significant translation and foreign exchange impacts, mainly from Turkish lira, partially offset by pricing increases

				YTD 2024	YTD 2023
Combined shipments (000s)(1)	104	139	(35)	377	440
Consolidated shipments (000s)(1)	78	105	(27)	292	313
Net revenues (€ million)	1,892	3,021	(1,129)	6,897	7,719

SOUTH AMERICA
	Q3 2024	Q3 2023	Change
•Shipments up 14%, mainly due to stronger industry demand in Brazil and Argentina, production recovery after the Rio Grande do Sul flooding and expansion in the product portfolio
•Net revenues down 2%, mainly due to negative FX translation effects due to the Brazilian Real, mostly offset by increased volumes
				YTD 2024	YTD 2023
Shipments (000s)	259	227	+32	653	647
Net revenues (€ million)	4,215	4,285	(70)	11,582	11,848

CHINA AND INDIA & ASIA PACIFIC
	Q3 2024	Q3 2023	Change
•Consolidated shipments down 30%, mainly due to decreases of Peugeot, Jeep and Ram in the context of rising competitive pressures, partly mitigated by introduction of the Citroën Basalt
•Net revenues down 40%, mainly due to decreased volumes and unfavorable pricing
				YTD 2024	YTD 2023
Combined shipments (000s)(1)	14	37	(23)	46	127
Consolidated shipments (000s)(1)	14	20	(6)	46	78
Net revenues (€ million)	426	705	(279)	1,498	2,691

MASERATI
	Q3 2024	Q3 2023	Change
•Shipments down 60%, driven by lower Grecale volumes in particular, reduced appetite for Western OEM luxury products in China, a reduction in the portfolio as 3 nameplates ended production at the end of 2023, and the impact of inventory reduction initiatives
•Net revenues down 61%, primarily due to significant decrease in volumes
				YTD 2024	YTD 2023
Shipments (000s)	2.1	5.3	(3.2)	8.6	20.6
Net revenues (€ million)	195	496	(301)	826	1,805

Refer to page 5 for an explanation of the items referenced on this page

Reconciliations
Net revenues from external customers to Net revenues

Q3 2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		12,424	12,458	1,892	4,216	426	193	1,351	32,960
Net revenues from transactions with other segments		1	24	—	(1)	—	2	(26)	—
Net revenues		12,425	12,482	1,892	4,215	426	195	1,325	32,960
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

Q3 2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		21,522	14,077	3,022	4,320	705	495	995	45,136
Net revenues from transactions with other segments		1	47	(1)	(35)	—	1	(13)	—
Net revenues		21,523	14,124	3,021	4,285	705	496	982	45,136
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

YTD 2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		50,775	42,306	6,897	11,589	1,497	824	4,089	117,977
Net revenues from transactions with other segments		3	145	—	(7)	1	2	(144)	—
Net revenues		50,778	42,451	6,897	11,582	1,498	826	3,945	117,977
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

YTD 2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		67,438	48,888	7,720	11,929	2,690	1,805	3,034	143,504
Net revenues from transactions with other segments		1	97	(1)	(81)	1	—	(17)	—
Net revenues		67,439	48,985	7,719	11,848	2,691	1,805	3,017	143,504
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
Refer to page 5 for an explanation of the items referenced on this page

NOTES
(1) Combined shipments include shipments by Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by Company's consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in consolidated shipments, combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas). Figures by segments may not add up due to rounding. China shipments from DPCA are no longer included in Combined shipments as of November 2023; prior periods have not been restated.
(2) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(3) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the substantive timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Enlarged Europe excludes Russia and Belarus; Q3 2023 and year to date 2023 figures have been restated;
•Middle East & Africa exclude Iran, Sudan and Syria;
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only and includes licensed sales from DPCA; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.

Prior period figures have been updated to reflect current information provided by third-party industry sources.
EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.
Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.
About Stellantis
Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com. Contacts: communications@stellantis.com or investor.relations@stellantis.com

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2024 Guidance”, contains forward looking statements. Statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.